Exhibit 3.2

SUNSTONE HOTEL INVESTORS, INC.

THIRD AMENDMENT TO THE AMENDED AND RESTATED BYLAWS

THIS THIRD AMENDMENT, to the Amended and Restated Bylaws (the “Bylaws”) of Sunstone Hotel Investors, Inc., a Maryland corporation (the “Corporation”), was adopted and approved by the Board of Directors of the Corporation on February 17, 2017. In accordance with Article XIV of the Bylaws, this Second Amendment is effective as of February 17, 2017.

Section 2.2 of Article II of the Bylaws is hereby deleted in its entirety and the following is hereby substituted therefor:

“An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on a date and at the time set by the Board of Directors during the month of April or May in each year.”